Mars Colony, LLC
d/b/a Meridian Hive Meadery

Financial Statements

December 31, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

MARS COLONY, LLC
d/b/a MERIDIAN HIVE MEADERY

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Mars Colony, LLC
d/b/a Meridian Hive Meadery
Austin, Texas

We have reviewed the accompanying financial statements of Mars Colony, LLC d/b/a Meridian Hive Meadery (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and members' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

September 10, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

MARS COLONY, LLC
d/b/a MERIDIAN HIVE MEADERY

Balance Sheets
December 31, 2017 and 2016

Assets		2017		2016
Current assets:				
Cash	$	35,468	$	8,714
Accounts receivable		45,017		6,065
Inventory		164,929		76,712
Other current assets		6,850		1,748
Total current assets		252,264		93,239
Property and equipment - net		168,802		126,590
	$	421,066	$	219,829

Liabilities and Members' Deficit				
Current liabilities:				
Notes payable, related party - current portion	$	17,991	$	7,226
Accounts payable		49,981		1,113
Credit cards payable		22,212		24,406
Keg deposit		9,793		6,523
Other current liabilities		12,786		5,999
Total current liabilities		112,763		45,267
Long-term liabilities:				
Advances, related party		113,911		53,530
Notes payable, related party - net of current portion		339,047		304,542
Total liabilities		565,721		403,339
Members' deficit		(144,655)		(183,510)
	$	421,066	$	219,829

See report of independent accountants and accompanying notes to the financial statements.

MARS COLONY, LLC
d/b/a MERIDIAN HIVE MEADERY

Statements of Operations and Members' Deficit
Years Ended December 31, 2017 and 2016

Sales:				
Retail	$	95,660	$	124,512
Wholesale		633,363		240,210
Total sales		729,023		364,722
Trade spend		2,839		2,962
Net sales		726,184		361,760
Cost of sales		379,170		185,928
Gross profit		347,014		175,832
Operating expenses:				
Salaries and wages		127,484		128,901
General & administrative		86,488		80,505
Selling expenses		41,933		18,323
Marketing expenses		18,501		16,181
Taxes, permits, and licenses		16,708		11,531
Shop expenses and other		12,846		16,740
Depreciation		27,214		23,494
Total operating expenses		331,174		295,675
Operating income (loss)		15,840		(119,843)
Other income (expense):				
Interest expense		(4,081)		(19,540)
Other miscellaneous (expense) income		(2,904)		373
Total other expenses, net		(6,985)		(19,167)
Net income (loss)		8,855		(139,010)
Members' deficit, beginning of year		(183,510)		(116,500)
Members' contributions		30,000		72,000
Members' deficit, end of year	$	(144,655)	$	(183,510)

See report of independent accountants and accompanying notes to the financial statements.

MARS COLONY, LLC
d/b/a MERIDIAN HIVE MEADERY

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income (loss)	$ 8,855	$ (139,010)
Adjustments to reconcile net income (loss) to net cash		
from operating activities:		
Depreciation	27,214	23,494
Loss on disposal of property and equipment	1,654	-
Change in operating assets and liabilities:		
Accounts receivable	(38,952)	1,006
Inventory	(88,217)	(19,413)
Other current assets	(5,102)	(991)
Accounts payable	48,868	1,113
Credit cards payable	(2,194)	7,299
Keg deposit	3,270	2,953
Other current liabilities	6,787	1,405
Net cash used in operating activities	(37,817)	(122,144)
Cash flows from investing activities:		
Proceeds from sale of property and equipment	12,872	-
Purchases of property and equipment	(83,952)	(16,924)
Net cash used in investing activities	(71,080)	(16,924)
Cash flows from financing activities:		
Proceeds from advances	60,381	40,789
Proceeds from notes payable, net	45,270	27,353
Contributions received from members	30,000	72,000
Net cash provided by financing activities	135,651	140,142
Net change in cash	26,754	1,074
Cash, beginning of year	8,714	7,640
Cash, end of year	$ 35,468	$ 8,714
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 4,081	$ 19,540

See report of independent accountants and accompanying notes to the financial statements.

4

MARS COLONY, LLC
d/b/a MERIDIAN HIVE MEADERY

Notes to Financial Statements

NOTE 1 – Organization and Nature of Activities:

Nature of Business

Mars Colony, LLC d/b/a Meridian Hive Meadery is a limited liability company formed under the laws of the State of Texas. The Company derives revenue from making and selling mead, an alcoholic beverage made by fermenting honey.

Management's Plans

The Company's strategic plan for 2018 and beyond is to continue to gain market share in the craft beverage industry by adding experienced sales personnel, increasing marketing initiatives and providing Distributor support in target expansion markets. The Company believes that access to operating capital raised in the planned equity crowdfunding offering will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Receivables consist of trade accounts receivables, resulting from contracts with customers in the ordinary operations of the business. Credit is extended to customers after an evaluation of credit worthiness.

During 2017, three distributors accounted for 86% of accounts receivable and one Texas distributor and one major Texas grocery chain accounted for 33% of sales. At December 31, 2016, two customers accounted for 76% of accounts receivable and one customer accounted for 20% of sales.

NOTE 2 - Summary of Significant Accounting Policies, Continued:

Accounts Receivable

Accounts receivables consists of amounts billed to customer for sales of products for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2017 and December 31, 2016, management did not deem an allowance for uncollectable accounts to be necessary.

Inventory

Inventory consists of raw materials, work-in-progress, and finished goods that are held for sale. Inventory is valued at the lower of average cost or net realizable value on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. No valuation allowance was considered necessary at December 31, 2017 and 2016.

Property and Equipment

Property and equipment are stated at cost. Equipment includes wine tanks, kegs, a glycol system, pumps and packaging-related assets. The Company capitalizes long-lived assets with an original purchase price of $750 or more. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is four to seven years, less a nominal amount to account for salvage value. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition

Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase for items sold in the Company's tasting room, delivery of items sold in Austin Texas, and shipment for items sold outside of Austin Texas.

Trade Spend

The Company offers sales incentives and discounts from time to time through various promotions to customers that reduce the selling price of the Company's products. These discounts are accounted for as a reduction in sales revenue.

NOTE 2 - Summary of Significant Accounting Policies, Continued:

Marketing Costs:

The Company expenses marketing and sales promotion costs as incurred. Marketing activities include promotional events or festivals, product tastings and outside marketing services primarily for the development and implementation of the Company's marketing strategy.   Marketing expenses were $18,501 for 2017 and $16,181 for 2016.

Income Taxes and Uncertainties

The Company is treated as a partnership for federal income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2017 or 2016. The Company is not currently under audit by any tax jurisdiction.

NOTE 3 - Inventory:

Inventory consisted of the following at December 31, 2017 and 2016:

	2017	2016
Finished goods	$ 69,086	$ 37,428
Work in progress	34,209	14,161
Raw materials	38,743	15,050
Packaging and merchandise	22,891	10,073
	$ 164,929	$ 76,712

NOTE 4 – Property and Equipment:

Property and equipment consisted of the following at December 31:

	2017	2016
Equipment	$ 219,612	$ 168,356
Leasehold improvements	38,050	33,114
	257,662	201,470
Less - accumulated depreciation	88,860	74,880
	$ 168,802	$ 126,590

Depreciation expense was $27,214 for 2017 and $23,494 for 2016.

NOTE 5 - Advances - Related Party:

The Company has obtained working capital advances from two members of the Company. These advances do not bear interest and no repayments that are currently due. The amount outstanding was $113,911 and $53,530 at December 31, 2017 and 2016, respectively. No repayments are expected in 2018.

NOTE 6 - Notes Payable – Related Party:

The Company entered into an unsecured note payable with a member in July 2016 for the principal amount of $9,322. The note bears interest at 10% per annum with principal payable monthly. The principal balance is to be paid in full on or before the note matures in June 2020. Special consideration was given related to the note whereas the accrued interest totaling $2,027 was treated as a contribution to the company in lieu of a payment for the accrued interest amount. The balance of the note was $5,827 at December 31, 2017 and $8,157 at December 31, 2016.

The Company entered into a note payable with a family member of a managing member of the Company in May 2017 for the principal amount of $45,000. The note bears interest at 5% per annum. The principal and accrued interest are payable monthly beginning November 2017 with a final balloon payment of $8,000 along with any unpaid accrued interest and principal due in October 2020. The balance of the note at December 31, 2017 was $41,817. The note was used to buy certain equipment for the Company. The note is secured by such equipment pursuant to a UCC Financing Statement filed with the Secretary of the State of Texas.

NOTE 6 - Notes Payable – Related Party, Continued:

The Company entered into a note payable with a family member of a managing member of the Company in June 2017 for the principal amount of $10,000. The note bears interest at 5% per annum. The principal and accrued interest are payable monthly beginning July 2017. The principal balance is to be paid in full on or before the note matures in July 2020. The balance of the note at December 31, 2017 was $8,054. The note was used to by certain equipment for the Company. The note is secured by such equipment pursuant to a UCC Financing Statement filed with the Secretary of the State of Texas.

The Company entered into a financing agreement with Balboa Capital in August 2014 for the principal amount of $28,148. The note bore interest at 17.5% per annum. The principal and accrued interest balance was to be paid in full on or before the note matured in June 2017. The balance of the note was $5,466 at December 31, 2016 and was paid in full in June 2017. The note was used to by certain equipment for the Company and was secured by such equipment.

The Company has an unsecured note payable outstanding with a member. As of December 31, 2017 and 2016, there were no repayment terms or interest accrued on the outstanding debt. The following terms are effective for the outstanding portion of this note as of January 31, 2018. The note bears interest at 4.5% per annum. The principal and accrued interest are payable in four installments beginning in February 2019 with the last installment being made in February 2023. The balance of the note was $178,722 at December 31, 2017 and $175,527 at December 31, 2016.

The Company has an unsecured note payable outstanding with a member. As of December 31, 2017 and 2016, there were no repayment terms or interest accrued on the outstanding debt. The following terms are effective for the outstanding portion of this note as of January 28, 2018. The note bears interest at 4.5% per annum. The note calls for interest only payments beginning in February 2018 with monthly principal and interest payments of $1,271 beginning in February 2019 through January 2029. The balance of the note was $122,618 at December 31, 2017 and 2016.

The principal payment requirements on existing debt at December 31, 2017 are $17,991 in 2018, $50,249 in 2019, $51,045 in 2020, $33,081 in 2021, $34,099 in 2022, and $170,573 in years thereafter.

NOTE 7 - Commitments:

The Company leases its production facility and taproom location under a non-cancelable operating lease agreement with an initial expiration date of August 31, 2017. The Company subsequently renewed this lease for an additional two year period expiring July 31, 2019. Monthly rent expense under this lease was $3,300 for 2017 and 2016. The total rent expense related to this location was $39,600 for 2017 and 2016.

NOTE 7 – Commitments, Continued:

The Company leases a delivery van and sales vehicles under non-cancelable operating lease agreements which began in October 2017 and terminate in September 2023. Monthly lease expense under these leases ranged from $304 to $381 for 2017. The total lease expense related to these leases was $2,054 for 2017.

Minimum future payments under non-cancellable operating leases at December 31, 2017 are $47,820 in 2018, $31,320 in 2019, $8,220 in 2020 through 2022, and $6,165 in 2023.

NOTE 8 - Subsequent Events:

Management has evaluated subsequent events through September 10, 2018, the date the financial statements were available for issuance, and has determined that other than the events disclosed below, no additional disclosures are necessary.

In May 2018, the Company entered into a Membership Unit Subscription Agreement with SKU 6 Mead Investments, LLC ("SKU") wherein a 5% ownership was sold to SKU. The SKU ownership interest is not diluted until after $500,000 of additional membership units are granted or sold following the date of the Agreement.

In January 2018, the Company negotiated terms for the two outstanding member loans. See Note 6 for additional disclosure information.